UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)
Crucell N.V.
(Name of Issuer)
Ordinary Shares, par value €0.24 per share, and American Depository Shares, each of which represents one Ordinary Share
(Title of Class of Securities)
N23473106 (Ordinary Shares) 228769105 (American Depositary Shares)
(CUSIP Number)
February 9, 2011
(Date of Event Which Requires Filing of this Statement)
Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. Lichtenauerlaan 30 3062 ME Rotterdam The Netherlands Telephone: +31-10-241-1555 Attn: Erik Esveld
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: +1-212-837-6000 Attn: Jan J.H. Joosten
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 2 of 3

Introduction

This Amendment No. 1 relates to the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on January 26, 2011. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by deleting the last paragraph and substituting the following in lieu thereof:

On February 9, 2011, OGBBA, the sole record holder of the Common Stock covered by this Schedule 13D, announced that it intends to tender its shares of Common Stock in the Offer.

No recommendation is made as to whether holders of the Common Stock should tender their shares.

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 3 of 3

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2011
ONROEREND GOED BEHEER- EN BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

/s/ Adrianus van Herk
ADRIANUS VAN HERK

A. VAN HERK HOLDING B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

VAN HERK MANAGEMENT SERVICES B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person